SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

January 31, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

Information to the New York Stock Exchange

Stavanger, Norway (January 5, 2003)

SMVA/SMVB – Financial calendar 2003

February 17 – Preliminary results 2002

March 18 – 2002 Annual report and accounts

April 28 – 1Q results

April 29 – Annual General Meeting

August 6 – 2Q results

October 21 – 3Q results

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Contact:

Mr. Kjell E Jacobsen, Chief Executive Officer

Mr. Jim Dåtland, Investor Relations

(tel. 47 51 50 99 19)

Smedvig asa

Immediate release

Smedvig to build new tender rig in Southeast Asia

Stavanger, Norway (January 8, 2003) — Smedvig has entered into an agreement with Malaysia Shipyard and Engineering Sdn Bnd in South Malaysia for the purpose of building a new self erecting tender rig. The new unit is scheduled for delivery in the first quarter 2004, and capital expenditure is estimated to approximately US$ 67 million, including the derrick equipment set.

The tender rig will be based on a new design developed by Smedvig, with enhanced drilling capabilities allowing for parallel activities, which will significantly increase drilling efficiency. The new unit will be particularly well suited for production drilling in shallow and deepwater areas in Southeast Asia.

“This investment reinforces our position as the leading tender rig operator and will expand our activities in one of the fastest growing energy markets in the world”, says CEO Kjell E Jacobsen in Smedvig.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs, and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no